Exhibit (a)(1)(v)

Form of Eligible Option Information Sheet

Employee Name:

This Eligible Option Information Sheet lists all of your Eligible Options. If you wish to participate in the Offer, you must exchange ALL of your Eligible Options. Partial exchanges of less than all of your Eligible Options are not permitted. To exchange your Eligible Options, you must properly complete, sign and submit your Election Form no later than 5:00 p.m., EST, on March 21, 2011. If CC Media Holdings, Inc. does not receive your signed Election Form prior to 5:00 p.m., EST, on March 21, 2011, you will be deemed to have elected not to participate in the Offer. You may change your election as often as you wish until 5:00 p.m., EST, on March 21, 2011, at which time your option election, if any, in effect at that time will become irrevocable, unless the Offer is extended by CC Media Holdings, Inc. in its sole discretion.

Options Eligible for Exchange

Option Grant Date	Exercise Price (per share) of Eligible Options	Options Eligible for Exchange (as of February 17, 2011)(1)	The Number of Replacement Options that May Be Retained	Exercise Price (per share) of Replacement Options
	$36.00			$10.00

Your Replacement Option award will be issued pursuant to the [Senior Management / Executive] Replacement Option Agreement

(1)	Only non-qualified options granted under the Plan with an exercise price equal to $36.00 will be eligible for exchange. This Eligible Option Information Sheet lists only your options granted with exercise prices equal to $36.00. If you elect to participate in the Offer, you must exchange ALL of your Eligible Options. If you would like to review all of the options granted to you by CC Media, please contact Penn King, Vice President, Total Rewards, at:

CC Media Holdings, Inc.

200 East Basse Road San Antonio, Texas, Texas 78209 Phone: (210) 832-3488 Email: stockplans@clearchannel.com

(a)(1)(v)-1